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Via EDGAR and Email

June 5, 2019

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Texas Pacific Land Trust

DEFA14A filed May 22, 2019

DEFA14A filed May 23, 2019

File No. 1-00737

Dear Ms. Chalk:

On behalf of our client, Texas Pacific Land Trust (the “Trust”), set forth below is our response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 31, 2019, with respect to the additional definitive soliciting material filed with the Commission on May 22 and May 23, 2019.

The Staff commented:

We note your disclosure in the Letter to Shareholders and other filings made last week that you have postponed the special meeting initially set for May 22, 2019 (which you had stated was to be convened, adjourned and reconvened on June 6, 2019). Your filings state that the meeting is postponed indefinitely, pending resolution of the claims and issues in the litigation you filed against Mr. Oliver and his affiliates. Please provide your analysis, with a view to additional disclosure to inform shareholders of the status of proxies granted to you, as to the validity of the proxies you previously solicited for General Cook. Your analysis should state whether you intend to use the proxies you previously solicited. If so, your discussion should site relevant authority under the proxy rules and applicable state law that permits you to do so.

United States Securities and Exchange Commission

Division of Corporation Finance

June 5, 2019

Response:

We acknowledge the Staff’s comment.

On May 21, 2019, the Trust filed a complaint in the United States District Court for the Northern District of Texas in Dallas against Eric L. Oliver, the trustee candidate of SoftVest, L.P., SoftVest Advisors, LLC, ART-FGT Family Partners Limited, Tessler Family Limited Partnership, Allan R. Tessler, Horizon Kinetics LLC, Horizon Asset Management LLC, Kinetics Advisers, LLC, Kinetics Asset Management LLC and Murray Stahl (collectively, the “Dissident Group”) alleging, among other things, that the purported “meeting” held by the Dissident Group on May 22, 2019 was invalid and that the Dissident Group violated federal securities laws in its proxy solicitation for the Trust’s special meeting of holders of sub-share certificates (the “Special Meeting”). The Trust believes that such violations resulted in materially misleading disclosures to shareholders and ultimately, an impairment of the shareholder franchise. This is particularly grave because the Trust believes that a substantial majority of its shares are owned by retail investors.

The Trust’s complaint, as amended on May 22, 2019, seeks, among other things, a declaratory judgment that the proxies solicited by the Dissident Group are invalid, null, and void.1 The Trust does not seek the invalidation of all proxies, only of the proxies the Dissident Group has solicited because the Trust believes that those proxies were solicited in violation of federal securities laws.

1 The complaint also seeks the following relief:

●	Ordering the Dissident Group to issue corrective disclosures with respect to the misstatements and omissions contained within his solicitation materials;
●	Declaring that Mr. Oliver is ineligible to be considered for election as a trustee until 60 days after he provides full and accurate disclosures requested by the Trustees and is thereafter found by the Trustees not to be disqualified to serve as a trustee;
●	Declaring that the proxies solicited to date by the Dissident Group are invalid, null, and void;
●	Declaring that (i) the notice provided by the Dissident Group with respect to the purported “meeting” held by the Dissident Group on May 22, 2019 was invalid and ineffective; (ii) the purported “meeting” conducted by Mr. Oliver as a purported “chairman” and the Dissident Group on May 22, 2019 was not a lawful special meeting of the Trust; and (iii) any votes cast at the purported “meeting” held by the Dissident Group on May 22, 2019 are invalid, null, and void;
●	Enjoining Mr. Oliver from running for election as a trustee until 60 days after he provides full and accurate disclosures requested by the Trustees and is thereafter found by the Trustees not to be disqualified from serving as a trustee, and Mr. Oliver issues and mails corrective disclosures to all shareholders with respect to the misstatements and omissions contained within his proxy materials;
●	attorneys’ fees, expenses, and costs of suit; and
●	such other and further relief as may be proper.

United States Securities and Exchange Commission

Division of Corporation Finance

June 5, 2019

The Trust believes that the proxies solicited by the Trust for the Special Meeting remain valid unless a court determines otherwise. The Trust only postponed the Special Meeting; the Trust did not cancel the Special Meeting. The Trust’s proxy statement solicited proxies for the Special Meeting “including any adjournments or postponements thereof” (emphasis added). The Trust intends to vote these proxies at the Special Meeting when it is rescheduled.2

The Trust respectfully notes that it will provide supplemental disclosure as it relates to the status of all proxies solicited, including by the Dissident Group, as soon as it is in a position to do so following the resolution of the pending litigation and the rescheduling of the Special Meeting. For the time being, due to the litigation, the proxy solicitation has been suspended, and shareholders have not been able to submit proxies since May 22, 2019. The Trust will file such supplemental disclosure with the Commission as definitive additional materials under Schedule 14A.

*   *   *   *   *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

2 We also note that these proxies have been solicited in compliance with the federal proxy rules, including Rule 14a-4 under the Securities Exchange Act, as amended.